Exhibit 99.1

Rediff.Com Reports Fiscal 2013 Fourth Quarter and Year-end Results

Mumbai, India, May 22, 2013

Rediff.com, one of the premier online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced results for its fourth quarter and fiscal year ended March 31, 2013.

Fourth-quarter revenue in the Company’s core business, India Advertising, grew 9% compared to the third fiscal quarter. This is the third consecutive quarter that this segment has registered revenue growth. Besides the growth in quarterly India Advertising revenue, the Company’s other businesses, namely Ecommerce, Subscriptions and Local TV, achieved fourth-quarter revenue growth of 19%, 2% and 33%, respectively, compared to the third fiscal quarter.

However, overall revenues for the fourth fiscal quarter, of $4.18 million, were 10% lower as compared to $4.64 million reported in the fourth fiscal quarter of the prior fiscal year, ended March 31, 2012. This was primarily driven by declines in the Company’s Newspaper Publishing business and India Advertising, although the latter has shown sequential revenue growth over the most recent three quarters.

The growth in India Advertising business was driven by an increase in spending by clients in the Banking, Financial Services and Insurance industries, as well as in the Telecom, Education, Tourism and Real Estate sectors. While the economic recession has curtailed overall advertising budget dollars, the Company has seen an increase in advertising spend over the past few quarters in these industries and sectors.

“Despite challenging economic conditions in India and abroad, our India Online business has exhibited sequential growth in the last three consecutive quarters, mainly on account of our focused efforts to diversify our revenue stream and lessen our dependence on advertising, and due to the improvements we’ve made to our existing offerings. Over the past few quarters, our team has worked hard to improve the functionality and look and feel of our site, improve the news delivery mechanism and expand our ecommerce offering. We believe this strategy will position us for future growth in the coming years, especially with the expected improvements in broadband infrastructure in India,” stated Ajit Balakrishnan, Chairman and Chief Executive Officer, Rediff.com India Ltd.

Mr. Balakrishnan continued, “Over the past year, concurrent with our efforts to enhance our offerings and market position, we have also implemented stringent cost controls throughout the Company and realigned several areas, resulting in over 15% lower annual operating expenses. As our business continues to grow, we believe these efforts will result in improved bottom-line performance. We are focused on building sustainable value for our shareholders and ensuring we have the resources needed to implement an aggressive marketing and revenue push, when the time is right.”

Further details of Rediff.com’s results for the fourth fiscal quarter and fiscal year ended March 31, 2013 are appended in tabular form to this press release. A script of the earnings result conference call held on May 22, 2013 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the economies worldwide and in the sectors in which our clients are based, the slowdown in the Internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products, the wide spread acceptance of the Internet as well as other risks detailed in the Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES TO FOLLOW

STATEMENT OF OPERATIONS

QUARTER AND YEAR ENDED MARCH 31, 2013

(All figures are in US$ million, unless otherwise indicated below)

	Quarter ended March 31		Year ended March 31
	2013	2012	2013	2012
Revenues
India Online	3.54	3.73	12.53	16.22
US Publishing	0.64	0.91	3.13	3.72
Total Revenues	4.18	4.64	15.66	19.94
Cost of Revenues *	(2.47)	(2.35)	(9.92)	(10.77)
Gross Margin	1.71	2.29	5.74	9.17
Gross Margin %	41%	49%	37%	46%
Operating Expenses *	(3.63)	(3.49)	(13.80)	(16.41)
Operating EBITDA	(1.92)	(1.20)	(8.06)	(7.24)
Depreciation / Amortization	(0.93)	(0.82)	(3.67)	(3.50)
Interest Income	0.43	0.48	1.95	2.58
Other Income (see note below)	0.15	0.03	1.56	0.86
Goodwill impairment	—	—	(2.00)	—
Foreign Exchange gain (loss)	(0.06)	0.04	(0.07)	(0.09)
Equity in net loss of equity method investee	(0.02)	(0.01)	(0.02)	(0.22)
Net loss before income taxes	(2.35)	(1.48)	(10.31)	(7.61)
Tax	0.03	0.06	0.03	0.06
Net loss	(2.32)	(1.42)	(10.28)	(7.55)
Net loss per ADS (in US dollars)	(0.084)	(0.051)	(0.373)	(0.275)
Net loss per ADS (in US dollars) diluted	(0.084)	(0.051)	(0.373)	(0.275)
Weighted average ADS Outstanding (in millions)	27.59	27.59	27.59	27.52
* Stock based Compensation included in:
Cost of revenue	0.01	0.01	0.05	0.06
Operating expenses	0.26	0.21	0.71	0.85

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•

The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

•

During the quarter ended December 31, 2012 the company exited from one of its equity investments, which accounted for a one time gain from the sale of the investment of US$ 1.4 million included under the heading Other Income.

Non-GAAP Measures Note

Operating EBITDA, non-GAAP operating expenses, impairments related to long-lived assets are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on operating EBITDA. Investors and industry analysts use operating EBITDA to measure the Company’s performance to historic results and our peer group. The reconciliation between operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

QUARTER AND YEAR ENDED MARCH 31, 2013

(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2013	2012	2013	2012
Operating EBITDA	(1.92)	(1.20)	(8.06)	(7.24)
Depreciation / Amortization	(0.93)	(0.82)	(3.67)	(3.50)
Interest Income	0.43	0.48	1.95	2.58
Other Income	0.15	0.03	1.56	0.86
Goodwill impairment	—	—	(2.00)	—
Foreign Exchange gain (loss)	(0.06)	0.04	(0.07)	(0.09)
Equity in net loss of equity method investee	(0.02)	(0.01)	(0.02)	(0.22)
Net loss before income taxes	(2.35)	(1.48)	(10.31)	(7.61)
Tax	0.03	0.06	0.03	0.06
Net loss	(2.32)	(1.42)	(10.28)	(7.55)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization, impairment of Goodwill and foreign exchange gain (loss). We have used the non-GAAP operating expense to compute our operating EBITDA. A reconciliation of the GAAP operating expense to non-GAAP operating expense is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

QUARTER AND YEAR ENDED MARCH 31, 2013

(All figures are in US$ million)

	Quarter ended March 31		Year ended March 31
	2013	2012	2013	2012
Operating Expenses (GAAP)	4.62	4.27	19.54	20.00
Depreciation/Amortization	(0.93)	(0.82)	(3.67)	(3.50)
Goodwill impairment	—	—	(2.00)	—
Foreign Exchange gain (loss)	(0.06)	0.04	(0.07)	(0.09)
Operating Expense (Non-GAAP)	3.63	3.49	13.80	16.41

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182 0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com